Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
February 16, 2007
Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Titan International, Inc. Registration Statement on Form S-4 File No.: 333-140121
Ladies and Gentlemen:
          The purpose of this letter is to request on behalf of Titan International, Inc. (the “Registrant”) acceleration of the effectiveness of the above registration statement to February 21, 2007, pursuant to Rule 461(a).
          The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TITAN INTERNATIONAL, INC.
By:	/s/ Maurice M. Taylor, Jr.
Maurice M. Taylor, Jr.
President and Chief Executive Officer